Announcement, Perth, Australia
Title EXPIRY OF OPTIONS

PERTH, AUSTRALIA
24 September 2004

We wish to advise that the following unlisted options, issued pursuant to the Companys Employee Option
Plan, expired on 23 September 2004:

397,500 1999 options with an exercise price of 0.53 cents per option;
245,800 1999 options with an exercise price of 0.59 cents per option.

As a result of the above, the following unlisted options remain on issue

828,000 options expiring 28 September 2005 with an exercise price of AD 1.61 per option;
905,300 options expiring 28 September 2005 with an exercise price of AD 1.79 per option.


ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668